Marvel Digital Limited unveils its latest products for home electronics at CES 2019

Hong Kong, 25th January 2019 - Marvel Digital Limited ("MDL") and its subsidiary, GOXD Technology Limited ("GOXD") attended the CES 2019 held at the Las Vegas Convention and World Trade Centre from January, 8 to 11 2019. At the event MDL showcased its 1x3 4K UHD Glasses-free 3D Video Wall, 65" 4K UHD Glasses-free 3D Display, various Glasses-free 3D tablets & smartphones and GOXD Memto™ Live Picture Frames.

MDL, through its subsidiary GOXD, introduced its latest GOXD Memto™ 13" FHD Live Picture Frames with its cloud-based storage service and the National Palace Museum Series of GOXD Memto™ Live Picture Frames to the homes.

Dr. Herbert Lee, the CEO of MDL commented "We shall further develop our glasses-free 3D technologies in 8K for video walls and display which hopefully will be available in the market in 2019. In the meantime, GOXD is the first Hong Kong brand cooperating with the National Palace Museum in Taipei. Customers can view the cultural relics in glasses-free 3D effect by using our National Palace Museum Series Picture Frames, just like owning and enjoying a museum cultural relic anytime at home."

Attendance at the event was a great success for Marvel Digital Limited, and its subsidiary, GOXD Technology Limited. The MDL group will continue to develop new innovative products, and to promote its brands to the global market.

Left: Mr Patrick Wong, Senior Sales Manager of MDL introducing the 65" 4K UHD Glasses-free 3D Display

Right: Mr. Perry Wong, Managing Director of GOXD introducing its National Palace Museum Series of GOXD Memto™ 26" 3D Live Picture Frame and GOXD Memto™ 13" FHD Live Picture Frames

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About Marvel Digital Limited

Marvel Digital is a technology company focusing on 3D visualization and in 4K ultra high-definition. With headquarter in Hong Kong Science Park - the key regional hub for innovation and technology, and R&D facilities in both Hong Kong and Shenzhen, the company develops, manufactures and delivers a comprehensive range of innovative technological solutions, products and services aiming to change the world's perspective by making 3D visualization more accessible, innovative and cost-effective than ever. Marvel Digital Limited is a subsidiary under Integrated Media technology Limited ("IMT") which is a listed company on NASDAQ ("IMTE").